December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Claire Erlanger
Kevin Woody

Re:	Fox Factory Holding Corp.
Form 10-K for the Year Ended January 3, 2025 Form 8-K furnished August 7, 2025 File No. 001-36040

 Dear Ms. Erlanger and Mr. Woody:

On behalf of Fox Factory Holding Corp. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated December 15, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above captioned Form 10-K for the Year Ended January 3, 2025 (the “Form 10-K”) and Form 8-K furnished August 7, 2025 (the “Form 8-K”).

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold, italicized font and the Company’s response thereto. References to “we”, “our”, and “Registrant” refer to the Company. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 10-K. All references to page numbers in the below responses are to the pages of the Form 10-K.

Form 10-K for the Fiscal Year Ended January 3, 2025

Segment Review, page 51

1.	We note your disclosure of an Adjusted EBITDA measure which is calculated as the sum of the segment Adjusted EBITDA measures less unallocated corporate expenses. Please note that the total of any segment profitability measures outside the required ASC 280 disclosure in the notes to the financial statements represents a non-GAAP financial measure and should be accompanied by appropriate disclosure under Item 10(e) of Regulation S-K. In addition, the measure must comply with our guidance on Non-GAAP financial measures which includes the prohibition on excluding normal recurring operating expenses from a Non-GAAP profitability measure. See Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise accordingly.

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Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will revise the table summarizing consolidated net sales and adjusted EBITDA by segment to remove the line item for “unallocated corporate expenses” and the subtotal “Adjusted EBITDA.” Please refer to Exhibit 1 for an example of the revised disclosure for the 2024 and 2023 fiscal years.

 Note 1. Description of the Business, Basis of Presentation and Summary of Significant
Accounting Policies

Non-GAAP Financial Measures, page 86

2.
We note your disclosure in Note 1 of a Non-GAAP Financial Measure titled Total Adjusted EBITDA which appears to relate to the consolidated, or total Adjusted EBITDA measure disclosed in your segment disclosure in Note 20. Please note that presentation of a total or consolidated Adjusted EBITDA amount, other than in the reconciliation of the sum of the reportable segments Adjusted EBTIDA measures to your consolidated income before taxes, would be the presentation of a non-GAAP financial measure that is not permitted in the notes to the financial statements under Item 10(e)(ii)(C). In this regard, we note that ASC 280-10-50-28A allows for disclosure of a second segment profitability measure even if considered non-GAAP, however it must be a measure of segment profitability and not a consolidated measure. As discussed in the comment on Note 20 below, the measure of total Adjusted EBITDA is not consistent with the guidance in ASC 280 and it would not be allowed in the notes to the financial statements. Please revise your disclosure in Note 20 and removed the disclosure in Note 1 referring to this Total Adjusted EBITDA measure.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will remove from Note 1 the disclosure regarding Non-GAAP Financial Measures. Additionally, in future filings, the Company will remove the measure of total Adjusted EBITDA from the segment disclosure in Note 20. Please refer to Exhibit 2 for an example of the revised disclosure for the fiscal years ended January 3, 2025, December 29, 2023, and December 30, 2022.

Note 20. Segment Information, page 112

3.	We note your disclosure in Note 20 of each segment’s profitability measure of Adjusted EBITDA. We further note that you disclose a total for these amounts less unallocated corporate expenses to arrive at a total Adjusted EBITDA amount. This amount is reconciled to net income immediately prior to the disclosure. Please note that ASC 280-10-50-30(b) requires a reconciliation which begins with the total of the reportable segment profitability measures and reconciles to your consolidated income before income taxes and discontinued operations. In providing this reconciliation, unallocated corporate expenses would be considered a reconciling item below the total of segment Adjusted EBITDA. Please revise your reconciliation accordingly. See example of a reconciliation in ASC 280-10-55-48.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will reconcile segment Adjusted EBITDA to consolidated income before income taxes and discontinued operations and include unallocated corporate expenses as a reconciling item below segment Adjusted EBITDA as required by ASC 280-10-50-30(b). Please refer to Exhibit 2 for an example of the revised disclosure for the fiscal years ended January 3, 2025, December 29, 2023, and December 30, 2022.

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4.	We note that on page 114 you disclose the other segment items for each of your three reportable segments and include a line for unallocated corporate expenses to arrive at a total for these amounts. Please note that presentation of this total is not consistent with the guidance in ASC 280 and should be removed as it represents a non-GAAP financial measure. Additionally, we note that you do not present significant segment expenses in your disclosure and instead disclose that individual expenses are not a primary focus in segment-level decision-making as the CODM relies on adjusted EBITDA as the key financial metric for assessing performance and allocating resources across segments. Please revise to include disclosure of the nature of the expense information the chief operating decision maker uses to manage operations as required by ASC 280-10-50-26C.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings the Company will remove the line item for unallocated corporate expenses and the total for the amounts of other segment items. In addition, in future filings, the Company will revise and expand its disclosure in Note 20 to state that the chief operating decision maker reviews expenses on a consolidated basis and that no segment level expense information is regularly provided to the chief operating decision maker. The Company will also relocate from Note 1 to Note 20 its existing disclosure that describes how the chief operating decision maker uses segment Adjusted EBITDA to assess segment performance and allocate resources. Please refer to Exhibit 3 for an example of the revised table and revised disclosure.

***

We hope that you will find the Company’s response to the Comment Letter satisfactory. If further information regarding any aspect of this response letter is required, please contact the Company’s counsel by telephone at (678) 272-3228 or by email at alison.labruyere@squirepb.com, or the Company’s Chief Financial Officer by telephone at (717) 368-8380 or by email at dschemm@ridefox.com.

Sincerely,
/s/ Alison N. LaBruyere
Alison N. LaBruyere

cc:

Dennis Schemm, Fox Factory Holding Corp. Brendan R. Enick, Fox Factory Holding Corp. Toby D. Merchant, Fox Factory Holding Corp.

Squire Patton Boggs (US) LLP
Exhibit 1

Squire Patton Boggs (US) LLP
Exhibit 2

Squire Patton Boggs (US) LLP
Exhibit 3